Mail Stop 3561

								May 17, 2006

Stephen Kuppenheimer
Merrill Lynch Depositor, Inc.
World Financial Center
New York, New York 10281

      Re:	Merrill Lynch Depositor, Inc.
		Amendment No. 2 to Registration Statement on Form S-3
		Filed May 9, 2006
		File No. 333-132386

Dear Mr. Kuppenheimer:

      We have reviewed your responses to the comments in our letter dated April 28, 2006 and have the following additional comments.
Please note that all page references are to the marked courtesy copy provided by counsel.

Prospectus Supplements

Call Warrants, page S-26
1. We note your response to our prior comment 5. According to your conversation with the Division of Investment Management, please confirm in writing that the call rights on underlying securities of a series would be limited to trusts that contain only one single type of underlying security issued by a single issuer.

Base Prospectus

Evidence as to Compliance, page 49
2. It appears that you need to update your Form of Standard Terms for
Trust Agreements to comply with Regulation AB. Please revise the underlying agreements so that they accurately reflect the requirements under Exchange Act Rule 15d-18 and Regulation AB and are consistent with the disclosure in the prospectus.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3750.

								Sincerely,



								Max A. Webb
							Assistant Director

cc:	Via Facsimile (212) 848-7179
	Stuart K. Fleischmann
	Shearman & Sterling LLP
	599 Lexington Avenue
	New York, New York 10022
Stephen Kuppenheimer
Merrill Lynch Depositor, Inc.
May 17, 2006
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